     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2000.
                                                      REGISTRATION NO. 333-30660
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                  LEXENT INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             7385                            13-3990223
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              THREE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 981-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                KEVIN M. O'KANE
                   VICE CHAIRMAN AND CHIEF OPERATING OFFICER
                                  LEXENT INC.
                              THREE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 981-0700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           JOSHUA A. LEUCHTENBURG, ESQ.                         VINCENT PAGANO, JR., ESQ.
            REBOUL, MACMURRAY, HEWITT,                          SIMPSON THACHER & BARTLETT
                MAYNARD & KRISTOL                                  425 LEXINGTON AVENUE
               45 ROCKEFELLER PLAZA                              NEW YORK, NEW YORK 10017
             NEW YORK, NEW YORK 10111                                 (212) 455-2000
                  (212) 841-5700

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE
          The sole purpose of this Amendment is to refile an exhibit.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the Registrant's expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC Registration Fee and the National Association of Securities Dealers, Inc. ("NASD") Filing Fee, the amounts listed below are estimates:

                                                                AMOUNT
                                                                TO BE
                                                                 PAID
                                                              ----------
SEC Registration Fee........................................  $   24,653
NASD Filing Fee.............................................       9,838
Nasdaq Listing Fees.........................................      95,000
Legal Fees and Expenses.....................................     600,000
Blue Sky Fees and Expenses..................................       2,500
Accounting Fees and Expenses................................     450,000
Printing and Engraving......................................     225,000
Transfer Agent and Register Fees and Expenses...............       3,000
Miscellaneous...............................................      15,009
                                                              ----------
                                                              $1,425,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Restated Certificate provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Restated Certificate and the Company's Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation if they acted in good faith and reasonably believed they were acting in the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, the Restated Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

     The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers. In addition, we have entered into indemnification agreements with each of our directors and executive officers.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, the Company has sold and issued the following securities that were not registered under the Securities Act:

          1. On July 23, 1998, pursuant to the terms of the merger in which Hugh O'Kane Electric Co. Inc. merged with and into the Company, the Company issued 22,716,600 shares of common stock to three former shareholders of Hugh O'Kane Electric Co., Inc. These issuances were effected in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act.

          2. On July 23, 1998, pursuant to the terms of an equity financing of the Company, the Company issued 5,538,458 shares of Series A Convertible Preferred Stock to two investors for $11.5 million. These issuances were effected in reliance on the exemptions from registration provided by
     Section 4(2) of the Securities Act.

          3. On February 17, 2000, pursuant to a common stock purchase agreement dated January 21, 2000, the Company issued 30,000 shares of common stock to a director of the Company for $200,000. This issuance was effected in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act.

          4. On March 20, 2000, pursuant to a right under his employment agreement, the Company issued 322,500 shares of common stock to Alf T. Hansen for $2,150,000. This issuance was effected in reliance on the exception from registration provided in Section 4(2) of the Securities Act.

          5. During the period from July 23, 1998 through July 7, 2000, the Company granted either incentive stock options or non-qualified stock options to employees, officers, directors and other individuals eligible to participate in the Lexent Inc. and its Subsidiaries Amended and Restated Stock Option and Restricted Stock Purchase Plan covering an aggregate of 6,330,750 shares of the Company's common stock. Pursuant to these grants, the Company has issued 1,011,312 shares of common stock upon the exercise thereof. These issuances were effected in reliance on the exemption from registration provided by Rule 701 promulgated under Section 3(b) of the Securities Act.

     The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1**    --  Form of Underwriting Agreement.
  3.1**    --  Amended and Restated Certificate of Incorporation of
               Registrant as amended.
  3.2**    --  Form of Registrant's Second Amended and Restated Certificate
               of Incorporation to be effective upon the consummation of
               this offering.
  3.3**    --  By Laws of Registrant.
  3.4**    --  Form of Registrant's Amended and Restated By-Laws to be
               effective upon the consummation of this offering.
  3.5**    --  Certificate of Amendment to Amended and Restated Certificate
               of Incorporation of Registrant.
  3.6**    --  Certificate of Amendment to Amended and Restated Certificate
               of Incorporation of Registrant.
  4.1**    --  Specimen certificate for shares of Common Stock.
  4.2**    --  Registration Rights Agreement, dated as of July 23, 1998, among Registrant and the investors named therein.
  4.3**    --  Stockholders Agreement, dated as of July 23, 1998, as
               amended January 13, 2000, among Registrant and the
               stockholders identified on Annex I thereto.
  4.4**    --  Agreement, dated July 20, 1998, by and among Registrant,
               Hugh O'Kane Electric Co., Inc. and Denis J. O'Kane.
  4.5**    --  Voting Agreement, dated February 11, 2000, by and among
               Registrant, Hugh J. O'Kane, Jr. and Kevin M. O'Kane.
  5.1**    --  Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol,
               with respect to the legality of securities being registered.
 10.1**    --  Lexent Inc. and Its Subsidiaries Amended and Restated Stock
               Option and Restricted Stock Purchase Plan.
 10.2**    --  Form of Stock Option Agreement pursuant to the Stock Option and Restricted Stock Purchase Plan.
 10.3**    --  Credit Agreement, dated as of June 29, 1999, as amended
               November 1999, by and among Registrant and European American
               Bank, as Administrative Agent, and the lenders party
               thereto.
 10.4**    --  Amended and Restated Promissory Note, dated July 23, 1998, between Registrant and Denis J. O'Kane.
 10.5**    --  Form of Indemnification Agreement between Registrant and the executive officers and Directors thereof.
 10.6**    --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Hugh O'Kane Jr. and Registrant.
 10.7**    --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Kevin O'Kane and Registrant.
 10.8**    --  Employment Agreement, dated August 20, 1998, as amended
               February 14, 2000, between Jonathan H. Stern and Registrant.
 10.9**    --  Employment Agreement, dated December 13, 1999, between
               Joseph Haines and Registrant.
10.11**    --  Employment Agreement, dated December 23, 1999, between
               Victor P. DeJoy, Sr. and Registrant.
10.12**    --  Employment Agreement, dated January 9, 2000, between Alf T.
               Hansen and Registrant.
10.13**    --  Second Amendment to Credit Agreement, dated as of March 8,
               2000, by and among Registrant and European American Bank, as
               Administrative Agent, and the Lenders party thereto.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
10.14**+   --  Engineer, Procure and Construct Contract, dated December 28,
               1998, between Level 3 Communications, LLC and Registrant.
10.15**    --  Employment Agreement, dated March 30, 2000, between Sidney
               A. Sayovitz and Registrant.
10.16**    --  Employment Agreement, dated June 1, 2000 between Charles T.
               Christ and Registrant.
10.17**    --  Employment Agreement, dated July 2, 2000 between Nancy T.
               Huson and Registrant.
 11.1      --  Statement Regarding Computation of Per Share Earnings.
 21.1**    --  Subsidiaries of Registrant.
 23.1**    --  Consent of independent accountants, PriceWaterhouseCoopers
               LLP.
 23.2**    --  Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (see
               Exhibit 5.1).
 24.1**    --  Power of Attorney (see Signature Page).
 27.1**    --  Financial Data Schedule.

---------------
** Previously filed.

+ Portions of this exhibit have been filed confidentially with the Commission pursuant to a confidential treatment request filed by the Registrant.

     (b) Financial Statement Schedules

     All schedules are omitted because they are not required, are not applicable or the information is included in our financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, on July 28, 2000.

                                          LEXENT INC.

                                          By: /s/  HUGH J. O'KANE, JR.
                                            ------------------------------------
                                              Hugh J. O'Kane, Jr.
                                              Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

                    SIGNATURES                                   TITLE                      DATE
                    ----------                                   -----                      ----
                         *                           President and Chief Executive    July 28, 2000
---------------------------------------------------    Officer (Principal
                   Alf T. Hansen                       executive officer);
                                                       Director

                         *                           Executive Vice President and     July 28, 2000
---------------------------------------------------    Chief Financial Officer
                 Jonathan H. Stern                     (Principal financial and
                                                       accounting officer)

                         *                           Chairman of the Board of         July 28, 2000
---------------------------------------------------    Directors
                Hugh J. O'Kane, Jr.

                         *                           Vice Chairman and Chief          July 28, 2000
---------------------------------------------------    Operating Officer
                  Kevin M. O'Kane

                         *                           Executive Vice President and     July 28, 2000
---------------------------------------------------    Director
               Walter C. Teagle III

                         *                                     Director               July 28, 2000
---------------------------------------------------
                  Peter O. Crisp

                         *                                     Director               July 28, 2000
---------------------------------------------------
                Thomas W. Hallagan

                         *                                     Director               July 28, 2000
---------------------------------------------------
               L. White Matthews III

                    SIGNATURES                                   TITLE                      DATE
                    ----------                                   -----                      ----
                         *                                     Director               July 28, 2000
---------------------------------------------------
                 Richard L. Schwob

                         *                                     Director               July 28, 2000
---------------------------------------------------
                 Richard W. Smith

             * /s/ HUGH J. O'KANE, JR.
---------------------------------------------------
               Hugh J. O'Kane, Jr.,
                individually and as
                 Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1**    --  Form of Underwriting Agreement.
  3.1**    --  Amended and Restated Certificate of Incorporation of
               Registrant as amended.
  3.2**    --  Form of Registrant's Second Amended and Restated Certificate
               of Incorporation to be effective upon the consummation of
               this offering.
  3.3**    --  By Laws of Registrant.
  3.4**    --  Form of Registrant's Amended and Restated By-Laws to be
               effective upon the consummation of this offering.
  3.5**    --  Certificate of Amendment to Amended and Restated Certificate
               of Incorporation of Registrant.
  3.6**    --  Certificate of Amendment to Amended and Restated Certificate
               of Incorporation of Registrant.
  4.1**    --  Specimen certificate for shares of Common Stock.
  4.2**    --  Registration Rights Agreement, dated as of July 23, 1998, among Registrant and the investors named therein.
  4.3**    --  Stockholders Agreement, dated as of July 23, 1998, as
               amended January 13, 2000, among Registrant and the
               stockholders identified on Annex I thereto.
  4.4**    --  Agreement, dated July 20, 1998, by and among Registrant,
               Hugh O'Kane Electric Co., Inc. and Denis J. O'Kane.
  4.5**    --  Voting Agreement, dated February 11, 2000, by and among
               Registrant, Hugh J. O'Kane, Jr. and Kevin M. O'Kane.
  5.1**    --  Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol,
               with respect to the legality of securities being registered.
 10.1**    --  Lexent Inc. and Its Subsidiaries Amended and Restated Stock
               Option and Restricted Stock Purchase Plan.
 10.2**    --  Form of Stock Option Agreement pursuant to the Stock Option and Restricted Stock Purchase Plan.
 10.3**    --  Credit Agreement, dated as of June 29, 1999, as amended
               November, 1999, by and among Registrant and European
               American Bank, as Administrative Agent, and the lenders
               party thereto.
 10.4**    --  Amended and Restated Promissory Note, dated July 23, 1998, between Registrant and Denis J. O'Kane.
 10.5**    --  Form of Indemnification Agreement between Registrant and the executive officers and Directors thereof.
 10.6**    --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Hugh O'Kane Jr. and Registrant.
 10.7**    --  Employment Agreement, dated July 23, 1998, as amended
               February 14, 2000, between Kevin O'Kane and Registrant.
 10.8**    --  Employment Agreement, dated August 20, 1998, as amended
               February 14, 2000, between Jonathan H. Stern and Registrant.
 10.9**    --  Employment Agreement, dated December 13, 1999, between
               Joseph Haines and Registrant.
10.11**    --  Employment Agreement, dated December 23, 1999, between
               Victor P. DeJoy, Sr. and Registrant.
10.12**    --  Employment Agreement, dated January 9, 2000, between Alf T.
               Hansen and Registrant.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
10.13**    --  Second Amendment to Credit Agreement, dated as of March 8,
               2000, by and among Registrant and European American Bank, as
               Administrative Agent, and the Lenders party thereto.
10.14**+   --  Engineer, Procure and Construct Contract, dated December 28,
               1998, between Level 3 Communications, LLC and Registrant.
10.15**    --  Employment Agreement, dated March 30, 2000, between Sidney
               A. Sayovitz and Registrant.
10.16**    --  Employment Agreement, dated June 1, 2000 between Charles T.
               Christ and Registrant.
10.17**    --  Employment Agreement, dated July 2, 2000 between Nancy T.
               Huson and Registrant.
 11.1      --  Statement Regarding Computation of Per Share Earnings.
 21.1**    --  Subsidiaries of Registrant.
 23.1**    --  Consent of independent accountants, PriceWaterhouseCoopers
               LLP.
 23.2**    --  Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (see
               Exhibit 5.1).
 24.1**    --  Power of Attorney (see Signature Page).
 27.1**    --  Financial Data Schedule.

---------------
** Previously filed.

+ Portions of this exhibit have been filed confidentially with the Commission pursuant to a confidential treatment request filed by Registrant.